KAR HOLDINGS, INC.

13085 HAMILTON CROSSING BLVD.

CARMEL, IN 46032

July 22, 2009

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Catherine Brown, Esq.

Re:	KAR Holdings, Inc.

Form S-1 Registration Statement and Post-Effective Amendment
No. 2 to Form S-1 Registration Statement (File No. 333-158666)

Ladies and Gentlemen:

KAR Holdings, Inc. (the “Company”) hereby confirms that the Company’s independent registered public accounting firm, KPMG LLP, does not object to the Form S-1 Registration Statement and Post-Effective Amendment No. 2 to Form S-1 Registration Statement (File No. 333-158666) (the “Registration Statement”), originally filed by the Company on April 21, 2009 and amended on June 17, 2009 and July 2, 2009, being declared effective without a new auditor consent. The Company has submitted a request, dated the date hereof, to the Securities and Exchange Commission that the effective date of the Registration Statement be accelerated to 4:00 p.m. Eastern Daylight Time on July 23, 2009 or as soon as practicable thereafter.

Very truly yours,

KAR HOLDINGS, INC.

By:	/s/ Rebecca C. Polak
Name: Rebecca C. Polak
Title: Executive Vice President,
General Counsel and Secretary

cc:	Mark Shaffer, KPMG LLP
111 Monument Circle, Suite 1500
Indianapolis, IN 46204